Exhibit (m)(4)(i)

November 5, 2019

Voya Equity Trust
7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:                             Reduction in Fee Payable under the Distribution and Shareholder Services Plan for the Class C Shares

Ladies and Gentlemen:

By this letter dated November 5, 2019 (the “Waiver Letter”), we have agreed to waive the distribution fee payable to us under the Distribution and Shareholder Services Plan for Class C Shares (the “Plan”) of Voya Corporate Leaders® 100 Fund II (to be named Voya Corporate Leaders® 100 Fund) (the “Fund”), a series of Voya Equity Trust (“VET”), in an amount equal to 0.25% per annum on the average daily net assets attributable to Class C Shares of the Fund, as if the distribution fee specified in the Plan were 0.50%.  By this letter, we agree to waive this amount for the period from November 5, 2019 through October 1, 2021.

This Waiver Letter shall have an initial term with respect to the Fund ending on October 1, 2021.  Thereafter, this Waiver Letter shall automatically renew for one-year terms with respect to the Fund.  This Waiver Letter may be terminated or modified at any time without payment of any penalty, by vote of a majority of the Rule 12b-1 Trustees, as defined in the Plan.

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Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Andrew K. Schlueter
Andrew K. Schlueter
Vice President
Voya Investments Distributor, LLC

Agreed and Accepted:

Voya Equity Trust

(on behalf of Voya Corporate Leaders® 100 Fund II, to be renamed Voya Corporate Leaders® 100 Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President